Argentex Mining Corporation
Management Discussion and Analysis
For the Year Ended January 31, 2015

As of May 26, 2015

ii

Introduction

The following management’s discussion and analysis (“MD&A) should be read in conjunction with our audited consolidated financial statements and related notes for our fiscal years ended January 31, 2015 and January 31, 2014 available on SEDAR at www.sedar.com. These consolidated financial statements are stated in United States dollars and are prepared in accordance with United States generally accepted accounting principles, and all references to currency in this MD&A are in United States dollars unless otherwise stated. Unless otherwise stated, conversion of Canadian dollars to United States dollars has been calculated at an exchange rate of C$1 equals US$0.7867. Furthermore, additional information related to our company is available on SEDAR at www.sedar.com.

In this MD&A, unless otherwise specified, all references to “common shares” refer to shares of our common stock and the terms “we”, “us”, “our”, the “Company” and “our company” mean Argentex Mining Corporation, a British Columbia corporation, and our wholly owned subsidiary, SCRN Properties Ltd., a British Columbia corporation, unless the context clearly requires otherwise.

Certain measures in this MD&A do not have any standardized meaning as prescribed by US GAAP and are therefore considered non-GAAP measures. Where we have used non-GAAP measures or terms we have provided definitions.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements. Forward-looking statements are projections of events, revenues, income, future economic performance or management’s plans and objectives for future operations. In some cases, forward-looking statements can be identified by the use of terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continues” or the negative of these terms or other comparable terminology. Examples of forward-looking statements made in this MD&A include statements about:

•	our exploration programs and results;

•	the economic potential of our mineral exploration properties;

•	the costs and timing of our exploration and development activities;

•	our future investments in and acquisitions of mineral resource properties;

•	our estimation of mineral resources and the realization of mineral resource estimates;

•	our need for, and our ability to raise, capital;

•	our financial and operating objectives and strategies to achieve them; and

•	our expenditures and other financial or operating performance.

The material assumptions supporting these forward-looking statements include, among other things:

•	the cost and timing of our projected exploration activities;

•	our ability to obtain any necessary financing on acceptable terms;

•	timing and amount of capital expenditures;

•	our ability to obtain necessary drilling and related equipment in a timely and cost-effective manner;

•	retention of skilled personnel;

•	the timely receipt of required regulatory approvals;

•	continuation of current tax and regulatory regimes;

•	current exchange rates and interest rates; and

•	general economic and financial market conditions.

Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. These forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors, including:

•	general economic and business conditions;

•	our negative operating cash flow;

•	our ability to obtain additional financing;

•	fluctuations in worldwide prices and demand for minerals;

•	fluctuations in the level of our exploration and development activities;

•	increases in capital and operating costs;

•	risks associated with mineral resource exploration and development activities;

•	uncertainties inherent in the estimation of mineral resources and mineral reserves;

•	competition for resource properties and infrastructure in the mineral exploration industry;

•	technological changes and developments in the mineral exploration and mining industry;

•	regulatory uncertainties and potential environmental liabilities;

•	political developments in Argentina; and

•	the risks in the section of this MD&A entitled “Risk Factors”,

any of which may cause our company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Further, although we have attempted to identify factors that could cause actual results, levels of activity, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause results, levels of activity, performance or achievements not to be as anticipated, estimated or intended.

While these forward-looking statements and any assumptions upon which they are based are made in good faith and reflect management’s current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Accordingly, readers should not place undue reliance on forward-looking statements. Except as required by applicable law, including the securities laws of Canada and the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results. All forward-looking statements in this MD&A are qualified by this cautionary statement.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

This document, and certain reports referred to in this document and filed on our company’s website and the SEDAR site maintained by the Canadian Securities Regulators, have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of securities laws in effect in the United States. Without limiting the foregoing, this document and the reports referred to herein use the terms “indicated” and “inferred” resources. Investors are advised that, while such terms are recognized and at times required by Canadian securities laws, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize them. Under current United States standards, mineralisation may not be classified as a “reserve” unless the determination has been made that the mineralisation could be economically and legally produced or extracted at the time the reserve determination is made. The Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) defines a mineral reserve as the economically mineable part of a measured or indicated mineral resource as demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. The terms measured resource, indicated resource and related terms are also defined by CIM. As we have not done a preliminary feasibility study, we have not determined whether any of our properties contains a mineral reserve. Before we can evaluate whether any mineral reserve exists on any of our properties, we will be required to spend substantial funds on further drilling and engineering studies. There is a risk that none of our properties contains a mineral reserve.

Investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of an “inferred resource” will ever be upgraded to a higher category. Therefore, investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralisation and resources contained in this document, or in the reports incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this document or the reports referred to herein have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and resource information contained herein or in the reports referred to herein may not be comparable to similar information disclosed by U.S. companies.

Overview

We are a junior exploration stage company that has not yet generated or realized any revenues from business operations. We currently hold interests in mineral properties located in the Santa Cruz and Rio Negro provinces of Argentina and in the Province of British Columbia, Canada. All of the surface rights and the mineral exploration licenses with respect to our Argentinean claims are registered in the name of our subsidiary, SCRN Properties Ltd., while all of the mineral tenures with respect to our British Columbia claims are registered in the name of our company. One of the properties located in the Santa Cruz province of Argentina consists of surface rights and a group of claims that we refer to as the Pingüino property and we have concentrated the majority of our exploration efforts on this property.

Early in 2013, our Board of Directors formed a special committee to negotiate a strategic relationship with Austral Gold Ltd., an Australian public company with operations in Chile and an exploration project in Argentina. In July, 2013, Austral Gold made a $5,000,000 (CDN $4,975,484) strategic investment in our company and we agreed to continue to discuss the potential for a business combination. These discussions had not resulted in a business combination by the middle of 2014 and, in July of 2014, the special committee of our Board of Directors recommended that we expand our activities to undertake a broad review of all of the strategic alternatives that might be available to our company. Since then, we have reviewed a number of alternatives, including business combinations with other companies, partnering with companies to develop and advance Pingüino or any of our other projects by way of a joint venture, earn-in or similar transaction, options to commence small scale production at Pingüino to fund activities, the acquisition of other mineral prospects and the outright sale of Pingüino or any of our other projects.

In August 2014 we received an update to the NI 43-101 compliant geological report about our Pingüino property. This update reported a significant increase in the estimated mineral resource at Pingüino, to a total of 26.7m Ag Eq ounces indicated and 7.0m Ag Eq ounces inferred. This growth was largely in near surface oxide material from the eight veins previously reported on as well as four new veins added as the result of recent exploration activities.

Strategic summary:

•	Seek and evaluate strategic options at a corporate and project level;
•	Evaluate new opportunities for other mineral prospects in Latin America, focusing on Chile, Peru and Argentina.

Although we have historically focused primarily on exploration of mineral resources in Argentina, we have expanded our search for strategic alternatives to include mineral resource projects in other Latin American countries. We are actively looking for new low cost high potential early to mid-stage projects in Chile, Peru and Argentina to provide new discovery targets.

To preserve cash, we continue to maintain Pingüino on care and maintenance. Subsequent to year-end and as part of our overall efforts to reduce overhead for the near future, our senior management agreed to a temporary reduction in their cash compensation by 25% and three of our independent board members elected to receive their annual director fees in stock options.

Our common stock is traded on the TSX Venture Exchange (symbol ATX) and on the OTCQB (symbol AGXMF).

Activities on Mineral Projects

Pingüino

Our 100%-owned 10,000 hectare Pingüino property is located within the prolific Deseado Massif, which hosts four operating precious metal mines; Pingüino is at the advanced stage with more than 66,489 metres of drilling (in over 677 holes) completed to date. Pingüino is approximately 35 kilometres to the northwest of Anglogold Ashanti’s Cerro Vanguardia silver-gold mine, which is the largest mine in Argentina’s Santa Cruz province.

On August 21, 2014, we announced the results of our updated Resource Estimate on our Pingüino project as follows:

•	An increase in indicated category Ag eq. ounces by 13% (3.0 million additional Ag Eq. ounces to a total of 26.7 Million Ounces Ag Eq. @ 132.3 g/t Ag Eq.)
•	An increase in inferred category Ag Eq. ounces by 49% (2.3 million additional Ag Eq. ounces to a total of 7.0 Million Ounces Ag Eq. @ 98.0 g/t Ag Eq.)
•	Four new veins were added to the resource to bring the total number of veins included in the updated resource estimate to twelve.

We filed a copy of the updated NI 43-101 compliant Resource Estimate on SEDAR on September 25, 2014.

The addition of the Karina, Savary, Luna and CSV veins in the inferred category follows their discovery in the 2012 exploration program, and follow up drilling in the oxide zone in late 2013. In general, only the Marta Centro vein has been drilled to any significant depth (approximately 350m). The untested deeper extensions of the veins focusing on zones of cross-cutting structures for high-grade shoots provide interesting targets for resource expansion. Of all metals listed and found in the veins, only silver, gold, zinc, and lead were modelled. Indium occurs at Pingüino associated with zinc in higher than anomalous grades in the polymetallic veins, but it was not modelled.

This increase in the resource estimate follows our latest phase of exploration in the oxidation zone and continues to support our belief in the potential of the Pingüino project. The increase resulted from the addition of four veins to the resource, as well as further drilling and trenching on certain veins included in the previous resource estimate of January 31, 2013. The increase in enriched Ag/Au grade oxide material continues to point to the potential to evaluate a staged development of the project and, while we believe the long-term future of Pingüino lies in the primary mineralisation, this high-grade oxide material could make an initial low-cost oxide operation feasible. The oxide material is enriched in Ag/Au, while the primary mineralisation comprises either Ag-Au or Ag-Au-Zn-Pb sulphide mineralization. While we believe in the long term potential of this project, we have been focusing on seeking a strategic partner to fund further advancement of the project, whilst also reviewing alternatives for small scale production. As such, we have not undertaken further exploration work at Pingüino during the year, nor do we have any immediate plans for exploration activities at Pingüino in the short term.

Table 1: Resource Summary

Indicated	Grade (g/t)			Grade		Ounces (000's)			Pounds (000's)
Tonnes ('000)	Ag Eq.	Ag	Au	Zn (%)	Pb (%)	Ag	Ag Eq	Au	Zn	Pb
6,281	132.3	103.4	0.58	0.77	0.54	20,877.0	26,717.0	116.8	107,225	74,993

Inferred	Grade (g/t)			Grade		Ounces (000's)			Pounds (000's)
Tonnes ('000)	Ag Eq.	Ag	Au	Zn (%)	Pb (%)	Ag	Ag Eq	Au	Zn	Pb
2,207	98.0	65.3	0.66	0.52	0.35	4,632.0	6,957.0	46.5	25,378	17,062

1.	Ag equivalent grade = Ag grade + (Au grade * 50) (Rounding may cause apparent discrepancies).
2.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the estimated Mineral Resources will be converted into Mineral Reserves.

3.

All Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the Standards Committee on Reserve Definitions and adopted by the CIM Council on December 11, 2005 and updated on November 27, 2010 and on May 10, 2014.

4.

Two cutoffs are used for reporting the resources: 40g/t AgEq for elevations above 270m, and 100g/t AgEq for elevations below 270m elevation. Average surface elevations at Pingüino are around 400 metres above sea-level.

5.	MDA reports resources at cutoffs that are reasonable for deposits of this nature given anticipated mining methods and plant processing costs, while also considering economic conditions.
6.	For the Luna, Savary and CSV veins, resources were reported only for those that fell within a floated cone based on reasonable assumptions and prices for resource reporting for open pit mining.
7.	Grades presented are in situ and have been reported to 3m by 6m by 4m (high) blocks.
8.

Tonnes reported are for all veins, as are gold and silver grades and ounces, but zinc and lead pounds and grades are exclusive of Luna, Savary, Karina, and CSV veins, which did not have zinc and lead estimated.

9.	All equivalent ounces for silver and gold were calculated by us.

Table 2: Resource estimate by cut-off grades (Ag Eq)

Indicated
Cut Off Ag Eq.	Tonnes	Ag Eq.	Ag	Au	Zn	Pb	Ag	Ag Eq	Au	Zn	Pb
(g/t)	(000's)	(g/t)	(g/t)	(g/t)%		%	(000's oz)	(000's oz)	(000's oz)	(000's lbs)	(000's lbs)
20	11,635	86.4	66.6	0.40	0.78	0.44	24,897	32,327	149	199,614	112,511
40	6,918	125.7	97.8	0.56	0.94	0.55	21,747	27,967	124	142,729	84,365
Reported	6,281.0	132.3	103.4	0.58	0.77	0.54	20,877	26,717	117	107,225	74,993
60	4,552	165.6	130.5	0.70	0.99	0.63	19,102	24,237	103	99,633	63,010
80	3,229	205.2	163.9	0.83	1.02	0.68	17,014	21,304	86	72,514	48,664
100	2,442	242.5	196.0	0.93	0.98	0.72	15,389	19,034	73	52,862	38,549
150	1,401	332.7	276.0	1.14	0.78	0.75	12,432	14,992	51	24,154	23,237
200	912	418.9	355.0	1.28	0.63	0.77	10,409	12,284	38	12,756	15,575

Inferred
Cut Off Ag Eq.	Tonnes	Ag Eq.	Ag	Au	Zn	Pb	Ag	Ag Eq	Au	Zn	Pb
(g/t)	(000's)	(g/t)	(g/t)	(g/t)%		%	(000's oz)	(000's oz)	(000's oz)	(000's lbs)	(000's lbs)
20	6,043	57.6	39.3	0.37	0.64	0.29	7,631	11,206	72	84,880	38,344
40	2,921	89.1	59.5	0.59	0.85	0.37	5,590	8,365	56	54,659	23,733
Reported	2,207	98.0	65.3	0.66	0.52	0.35	4,632	6,957	47	25,378	17,062
60	1,656	119.9	78.5	0.83	0.91	0.43	4,181	6,381	44	33,083	15,619
80	1,059	148.5	96.0	1.05	0.98	0.49	3,270	5,055	36	22,910	11,340
100	699	179.3	114.1	1.30	0.96	0.53	2,565	4,030	29	14,762	8,141
150	341	240.9	157.0	1.68	1.06	0.63	1,722	2,642	18	7,945	4,724
200	173	307.6	216.9	1.81	0.97	0.68	1,206	1,711	10	3,694	2,584

The tables below summarises the division of the resource estimate by oxidation state, as defined from drill logs. Oxidation levels typically range from 40-60m below the surface, although they can extend down to approximately 130m below the surface within the veins. These are reported at the variable cut-off grades (see note 4 above).

Table 3: Resource Composition by Oxidation State

Indicated	Cut-off	Tonnes	Ag Eq.	Ag	Au	Zn	Pb	Ag	Ag Eq	Au	Zn	Pb
Zone	(Ag Eq g/t)	(000's)	(g/t)	(g/t)%		%	%	(000's lbs)	(000's lbs)	(000's lbs)	(000's lbs)	(000's lbs)
Oxide	variable	2,802	145.2	114.1	0.62	0.07	0.32	10,276	13,081	56	4,324	19,768
Transitional	variable	717	134.5	106.6	0.56	0.23	0.41	2,458	3,103	13	3,595	6,500
Sulphide	variable	2,763	118.6	91.7	0.54	1.62	0.80	8,146	10,536	48	98,550	48,487
Total		6,282							26,720	117	106,469	74,755
Inferred	Cut-off	Tonnes	Ag Eq.	Ag	Au	Zn	Pb	Ag	Ag eq	Au	Zn	Pb
Zone	(Ag Eq g/t)	(000’s)	(g/t)	(g/t)%		%	%	(000’s lbs)	(000’s lbs)	(000’s lbs)	(000’s lbs)	(000’s lbs)
Oxide	variable	757	101.7	77.7	0.48	0.06	0.30	1,890	2,475	12	1,001	5,007
Transitional	variable	163	93.9	72.9	0.42	0.30	0.34	382	492	2	1,092	1,204
Sulphide	variable	1,287	96.5	57.1	0.79	0.77	0.38	2,363	3,993	33	21,907	10,818
Total		2,207							6,960	47	24,000	17,029

During the latter portion of calendar year 2013 and continuing into 2014, we staged a reduction of our camp costs at Pinguino, which remains on care and maintenance.

Clapperton Property, BC, Canada

During February, 2014, we submitted a field visit and project report to the British Colombia government. The report confirmed the presence of small scale copper veins, without any precious metal values. Next steps with regards to future exploration are being evaluated. The report was approved and extended the expiry date of the three mineral tenures to March 1, 2016.

The potential for deep seated porphyry type mineralisation beneath this veining exits and we are evaluating next steps for exploration.

Selected Annual Information

The following financial data summarizes selected financial data for our company prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for the three fiscal years ended January 31, 2015, 2014, and 2013. The information presented below for the three fiscal years is derived from our financial statements, which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this MD&A.

Selected Financial Data
(Stated in United States Dollars – Calculated in accordance with US GAAP)

	Year Ended	Year Ended	Year Ended
	January 31, 2015	January 31, 2014	January 31, 2013
	(audited)	(audited)	(audited)
	($)	($)	($)
Revenue	Nil	Nil	Nil
Expenses	1,666,731	3,995,593	7,970,065
Net Loss	1,655,224	3,963,490	7,927,950
Comprehensive Loss	1,675,506	3,982,179	7,972,132
Basic and Diluted Loss Per Share	$0.02	$0.05	$0.11

	Year Ended	Year Ended	Year Ended
	January 31, 2015	January 31, 2014	January 31, 2013
	(audited)	(audited)	(audited)
	($)	($)	($)
Mineral Properties Interest	815,000	815,000	815,000
Total Assets	2,237,048	4,106,481	3,443,763
Working Capital	971,420	2,594,278	1,752,179
Long-Term Debt	28,546	34,966	Nil
Dividends	Nil	Nil	Nil

The majority of our expenditures are for the exploration of our mineral properties. During the current year ended January 31, 2015, we had our Pinguino Resource Estimate updated. During our fourth quarter ended January 31, 2014, we placed the camp at Pingüino on care and maintenance and reduced the number of employees working there. During our first quarter of fiscal 2015, we further reduced the number of our employees and consultants and the camp remains on care and maintenance status. In prior years, we generally developed our exploration plans around the amount of cash available to fund them. During the year ended January 31, 2013 we decided to explore the possibility of a strategic partnership as a way of funding the advancement of some or all of our projects. During the year ended January 31, 2014, we raised approximately $4.7 million from Austral Gold Limited and its Argentinean subsidiary, Austral Gold S.A. The Austral group of companies has a producing gold mine in Chile and like ours, focuses on mineral exploration and development in South America with properties in Argentina and Chile.

In order to add medium to high grade oxide material to our silver-gold mineral resources as oxide material we completed the phase IX exploration activities at our Pingüino property in the last quarter of 2013. This consisted of a 58-hole, 3,003 metre RC drill program and a 6,453 metre trenching program in 122 trenches. The exploration was limited in scope due to our desire to conserve cash given the difficult financial markets for junior exploration companies. During fiscal 2015, we focused on our overall evaluation of strategic options at a corporate and project level, including the evaluation of new opportunities for other mineral prospects in Latin America, focusing on Chile, Peru and Argentina. No exploration was undertaken at Pingüino as we have been seeking a strategic partner to fund further development or sell the project. We are also evaluating production scenarios for the project that may allow us to fund future activities.

Summary of Quarterly Results

The following selected financial information is a summary of the eight most recently completed quarters up to January 31, 2015.

	2015				2014
($000’s, except share data)	4th Quarter	3rd Quarter	2th Quarter	1st Quarter	4th Quarter	3rd Quarter	2th Quarter	1st Quarter
Total revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net loss	315	315	399	626	944	1,137	916	966
Basic and diluted loss per common share	0.00	0.01	0.00	0.01	0.01	0.01	0.01	0.02

Year Ended January 31, 2015 versus January 31, 2014

Revenue

We have earned only interest on our cash and cash equivalents. We have not earned any revenue from operations since our inception and we do not anticipate earning any revenue from our operations until such time as we have entered into commercial production at one or more of our mineral projects or we sell or joint venture one or more of our mineral properties. We are currently in the exploration stage of our business and we can provide no assurance that we will discover a reserve on our properties or, if we do discover a reserve, that we will be able to enter into commercial production.

Expenses

Mineral Exploration Activities

Our mineral exploration expenses during the year ended January 31, 2015 and 2014 were as follows:

Year ended January 31, 2015	Year ended January 31, 2014	Decrease
$485,904	$1,642,510	$1,156,606

In note 7 of our January 31, 2015 financial statements we have provided a detailed breakdown of our mineral exploration expenses. Most of these expenditures were incurred on our Pingüino project; those that were significant are disclosed in the table below.

The most significant mineral exploration expense during the year ended January 31, 2015 was the cost to update our Pingüino Resource Estimate, while during the prior year we had a drill program of 3,003 metres and a trenching program.

During our fourth quarter ended January 31, 2014, we placed the camp at Pingüino on care and maintenance and reduced the number of employees working there. During our first quarter ended April 30, 2014, we further reduced the number of our employees working on our Pingüino project and the camp remains on care and maintenance status. We anticipate that we will continue to avoid significant camp, salary and supply costs whilst we are focused on corporate level development and evaluation of potential small scale production scenarios.

	Year ended	Year ended
	January 31,	January 31,	Increase
	2015	2014	(Decrease)
Assaying, testing and analysis	$19,554	$74,840	$(55,286)
Camp and supplies	57,102	372,685	(315,583)
Claim maintenance	59,901	42,629	17,272
Drilling	-	425,463	(425,463)
Engineering	148,136	22,415	125,721
Geological and geophysical	57,815	254,819	(197,004)
Salaries and benefits	81,035	269,537	(188,502)
Other	15,721	76,765	(61,044)
Total expenses at Pinguino	$439,264	$1,539,153	$(1,099,889)

The decrease in our mineral exploration expenses during the year ended January 31, 2015 was primarily due to the difference in the scope of our fiscal 2014 exploration program at our Pingüino Property, which consisted of 3,003 metres of drilling in 58 holes. In comparison, our fiscal 2015 consisted primarily of updating our Pingüino Resource Estimate.

General and Administrative

Our general and administrative expenses for the years ended January 31, 2015 and 2014 were as follows:

Year ended January 31, 2015	Year ended January 31, 2014	Decrease
$1,180,827	$2,353,083	($1,172,256)

Our significant general and administrative expenses for the years ended January 31, 2015 and 2014 are summarized in the table below. The decrease in general and administrative expenses during the year ended January 31, 2015 reflects our cost reduction efforts, as well as a lower level of overall activity than during the year ended January 31, 2014. In addition, during the year ended January 31, 2014 we incurred a foreign exchange loss of $283,632 (January 31, 2015-$32,004), most of which was a result of the devaluation of the Argentine peso in January 2014.

Included in our general and administrative expenses during the year ended January 31, 2015 and 2014 are costs of $84,219 and $473,204, respectively, related to discussions of a business combination with Austral Gold, negotiation of our 2013 financing and depreciation of $60,040 (January 31, 2014-$61,414). The table below shows the effect of excluding these expenses.

	Year ended	Year ended
	January 31,	January 31,		Increase
	2015	2014		(Decrease)
Consulting	$395,531	$651,776		$(256,245)
Foreign exchange loss	32,004	283,632		(251,628)
Professional	162,134	459,604		(297,470)
Salaries and benefits	295,859	372,806		(76,947)
Other	295,299	585,265		(289,966)
General and administrative	$1,180,827	$2,353,083		$(1,172,256)
Expenses related to activities with Austral Gold	(84,219)	(473,204	)(1)	388,985
Depreciation	(60,040)	(61,414)		1,374
General and administrative excluding expenses related to activities with Austral Gold and depreciation	$1,036,568	$1,818,465		$(781,897)

(1)	Reported as $470,319 in our May 21, 2014 Management Discussion and Analysis for the year ended January 31, 2014.

Liquidity

We currently have no operating revenues other than interest income and we have historically relied primarily on equity financing to fund our exploration and administrative expenses.

At January 31, 2015 we had $590,925 in cash and cash equivalents and the US dollar equivalent of $477,606 in Argentine pesos in a fund managed by an international brokerage firm. Our working capital 1 decreased by $1,622,858 to $971,420 at January 31, 2015 from $2,594,278 at January 31, 2014. During the year ended January 31, 2015, our Argentine borrower repaid approximately $260,000, the balance owed under our loan agreement, plus applicable taxes of $17,097.

We monitor our liquidity to ensure we can meet our business requirements by preparing annual budgets and regular cash flow forecasts, and where necessary, pursuing financing, and managing the timing of our expenditures accordingly.

Raising exploration capital in the current financial market has continued to be difficult for junior exploration companies. In addition, mineral resource companies with activities in Argentina have experienced additional negative sentiment due to inflation and political uncertainty in that country. As a result, we have scaled back our exploration plans and reduced our general and administrative expenses in an effort to conserve our available capital while we focus on diversifying our operations and developing our strategic alternatives.

As disclosed in note 3 of our financial statements, the continuation of our company as a going concern is dependent upon the continued financial support of our shareholders, our ability to obtain financing and attain profitable operations, or the sale, option or joint venture of one or more of our resource properties. We plan to obtain sufficient working capital to execute our business plans through the sale of additional equity or new strategic relationships but we provide no assurance that we will be able to do so.

Cash Flows

Cash Used In Operating Activities

Net cash used in operating activities was $1,796,331 during the year ended January 31, 2015 as compared to $3,978,977 during the year ended January 31, 2014. The decrease is primarily due to decreases in our administrative expenses and mineral property exploration activities during the year ended January 31, 2015 as compared to January 31, 2014, as explained above.

Cash Used in Investing Activities

Net cash used in investing activities was $195,800 during the year ended January 31, 2015 as compared to $238,926 during the year ended January 31, 2014. During the year ended January 31, 2015, we paid $875,655 equivalent in Argentine pesos to purchase units of a fund managed by an international broker dealer in Argentina. We have since sold some of those units for proceeds of $403,730. In addition, we received the final loan installment repayments in Argentine pesos, equivalent to $277,097, including taxes of $17,097. These loan installments were related to our loan that we made during fiscal 2014 to mitigate currency risk, as repayments under the loan were linked to the value of the US dollar.

During the year ended January 31, 2014, we made a loan in the amount of $12,408,500 pesos (equivalent to $2.3 million). The purpose of that loan was to mitigate currency risk, as repayments under the loan were linked to the value of the US dollar. During the year ended January 31, 2014, we received the loan installment repayments in Argentine pesos, equivalent to $2,040,000, including taxes of $27,771.

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1 Working capital is defined as the excess of current assets over current liabilities which includes the current portion of long term debt.

We used $ 972 (2014-$6,197) to purchase equipment during the year ended January 31, 2015.

Cash from Financing Activities

Net cash provided by financing activities during the year ended January 31, 2015 was $nil, as compared to $4,733,147 during the year ended January 31, 2014. On July 2, 2013, we completed a private placement with Austral Gold Limited and its Argentinean subsidiary, Austral Gold S.A., in which we sold 8,632,000 Units to Austral Gold Limited and 242,824 Units and one convertible debenture in the principal amount of $2,300,000 to Austral Gold S.A. for aggregate gross proceeds of $4,733,147 (CDN$4,975,484).

Capital Resources

We have no operations that generate cash flow and we are generally dependent on the sale of our securities to raise capital.

Because the strike price of all of our warrants and our stock options is significantly higher than our current stock price, we do not anticipate capital from the exercise of our currently outstanding warrants and options over the next year.

Capital Management

Our objectives when managing capital are to safeguard our ability to continue as a going concern in order to pursue the exploration and evaluation of our mineral properties, acquire additional exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, we include our cash and cash equivalent balances, short-term investments and components of shareholders’ equity.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust our capital structure, we may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

We are not currently subject to externally imposed capital requirements. There were no changes in our approach to capital management during the year ended January 31, 2015.

Commitments

We have the following long-term contractual obligations and commitments:

Operating leases

On December 8, 2010, we entered into a five year lease agreement, commencing January 1, 2011 at approximately US$6,954 (C$6,954) per month for the first three years of the lease, and approximately US$5,734 (C$7,289) per month for the last two years of the term. The lease also includes four months of free base rent. As of January 31, 2015, approximately $63,000 remained outstanding under the lease.

On July 25, 2011 we entered into a rental agreement for office space in La Plata, Argentina with a consultant, for the period July 2011 to June 2014 at a cost of $2,500 per month. On July 1, 2014, we renewed our agreement for two additional years whereby the rent was reduced to approximately ARS $7,200 or approximately $850 per month for the first year and ARS $9,360 or approximately $1,100 per month for the second year. As of January 31, 2015, approximately $17,200 remained outstanding under the lease.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements and no non-consolidated, special-purpose entities.

Transactions between Related Parties

During the year ended January 31, 2015, we paid or accrued salary and benefits of $233,944 (2014-$245,497) to Michael Brown, our President and Chief Executive Officer under the terms of an employment agreement. As at January 31, 2015 we have accrued $7,299 in respect of unused vacation by our President and Chief Executive Officer. Effective May 1, 2015, and due to the continuing lack of liquidity for companies like ours in the capital markets, we entered into an amending agreement with Michael Brown, our President and Chief Executive Officer, providing for a temporary reduction of his base salary during the period beginning May 1, 2015 and ending on the earlier of the completion of a change of control event and April 30, 2016. The amending agreement provides that Mr. Brown’s annual salary will temporarily be decreased to CDN$187,500 per annum, which works out to a temporary reduction of CDN$5,208 per month. If our company experiences a change of control, Mr. Brown would be reimbursed for up to six months’ worth of the temporary reduction.

On October 1, 2014, but with effect from January 1, 2014, we revised and renewed our independent contractor agreement with JBD Consulting Ltd., a company controlled by our Chief Financial Officer to provide for the payment in certain circumstances of a termination fee in one lump sum equal to the amount of the monthly consulting fee for nine months. Furthermore, if we terminate the independent contractor agreement for any reason other than for cause within nine months after the occurrence of a change of control, we will be required pay, in lieu of the termination fee, an amount equal to twenty-four months of the monthly consulting fee. Effective May 1, 2015, and due to the continuing lack of liquidity for companies like ours in the capital markets, we entered into an amending agreement with a company controlled by our Chief Financial Officer, providing for a temporary reduction in the monthly consulting fee during the period beginning May 1, 2015 and ending on the earlier of the earlier of the completion of a change of control event and April 30, 2016. The amending agreement provides that the amount of the consulting fee will temporarily be decreased to CDN$11,250 per month, which works out to a temporary reduction of CDN$3,750 per month. If our Company experiences a change in control, the Company controlled by the Company’s Chief Financial Officer would be reimbursed for up to six months’ worth of the temporary reduction.

During the year ended January 31, 2015, we paid or accrued consulting fees of $162,522 to JBD Consulting Ltd. As at January 31, 2015 we have accrued $8,611 in respect of unused vacation by our Chief Financial Officer.

During the year ended January 31, 2014, we were charged consulting fees of $14,464 related to a consulting agreement between us and Ariston Capital Corp., a company controlled by our former Executive Vice President of Corporate Development, Mr. Peter Ball. The consulting fees were paid under the terms of a consulting agreement entered into between us and a company controlled by Peter Ball on March 1, 2012. That consulting agreement expired on February 28, 2014 and we made a final payment of $91,284 on February 26, 2014 to Ariston Capital Corp., which included a one-time payment in lieu of notice to that consultant in the amount of $67,335, February 2014 consulting fees, vacation pay, reimbursement of expenses and a sales tax. At January 31, 2015, there was no amount owed to this company.

During the year ended January 31, 2015, we paid director fees of $27,245 (2014-$93,727) to our six independent directors. In accordance with our director compensation policy, each of our independent directors receives an annual retainer in the amount of CDN$5,000. However, subsequent to year-end, recognizing market conditions, the Board approved the payment of the annual director fee to the independent directors in stock options or cash, subject to each Director’s discretion. Subsequent to year-end, three of the six independent directors elected to receive their fiscal 2016 annual retainer in stock options and were each issued 300,000 stock options at an exercise price of $0.04 (CDN$0.05) per share.

In addition, on January 14, 2013 our Board of Directors constituted a Special Committee of independent Directors charged with the responsibility to evaluate a proposal from Austral Gold. During the year ended January 31, 2014 special committee fees of CDN$15,000 were paid to each special committee member (Stephen Hanson, Rick Thibault and Rob Henderson) with the exception of the chair of our special committee (Patrick Downey) who was paid CDN$20,000. As of January 31, 2015 and January 31, 2014, there were no amounts owed to any of our directors.

During the year ended January 31, 2014, we paid $5,262 in consulting fees to a company controlled by a former director. This director resigned and ceased to provide consulting services in the summer of 2013, and we did not incur any consulting fees to her company during the year ended January 31, 2015.

Related party transactions are disclosed in further detail in Notes 10 and 12 to our financial statements.

Fourth Quarter

During the fourth quarter of fiscal 2015, we incurred a net loss of $314,744 or $0.00 per share, which is a decrease of $629,643 from our fourth quarter of fiscal 2014 in which we incurred a net loss of $944,387 or $0.01 per share. The decrease in the amount of our loss was primarily due to decreases in exploration expenditures, foreign exchange loss and consulting and professional fees. Our foreign exchange loss of approximately $210,000 during our fourth quarter of fiscal 2014 was primarily attributable to the decrease in the value of the Argentine peso by approximately 25% during the quarter.

During the fourth quarter of fiscal 2015, our cash and cash equivalents decreased by $195,704 to $590,925 and our short-term investments decreased by $79,877 to $477,606. The decreases were mainly due to the use of $242,348 in operating activities.

Financial Instruments and Risk Management

Fair Value of Financial Instruments

We account for the fair value measurement and disclosure of financial instruments in accordance with FASB ASC topic 820 which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for reporting periods. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not recognized in the consolidated financial statements; the related carrying amount of these financial instruments; and the method(s) and significant assumptions used to estimate the fair value.

The carrying values and fair values of our financial instruments were as follows:

		January 31, 2015		January 31, 2014
		Carrying	Fair	Carrying	Fair
	Level	value	value	value	value
Cash and cash equivalents	Level 1	$590,925	$590,925	$2,615,966	$2,615,966
Short-term investments	Level 1	$477,606	$477,606	$-	$-
Receivables	Level 2	$4,848	$4,848	$4,238	$4,238
Loan receivable	Level 2	$-	$-	$260,000	$260,000
Accounts payable and accrued liabilities	Level 2	$127,696	$127,696	$247,303	$247,303
Convertible debenture	Level 2	$-	$-	$260,000	$260,000
Due to related parties	Level 2	$15,910	$15,910	$83,810	$83,810
Long term debt	Level 2	$28,546	$28,546	$34,966	$34,966

Our cash and cash equivalents and short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The fair value of these balances approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

The fair value of our accounts payable and accrued liabilities approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

The long term debt is payable in Argentine pesos and approximates the carrying amount as at January 31, 2015. The amount payable will change based on the change in the value of the Argentine Pesos as compared to the US dollar.

Risk Management

Our activities expose us to credit, liquidity and market risks, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in market prices. Market risk includes foreign exchange risk, interest rate risk and other price risk. Immediately after we completed our financing on July 2, 2013, we initially mitigated the currency risk inherent in having received some of the funds in the form of Argentina Pesos by lending those funds to a third party in a loan which provided that the amount of each repayment would be linked to the US dollar, thus mitigating some of the risk of devaluation of the peso. In addition, Austral Gold Limited guaranteed repayment of this loan. As we received pesos in repayment of this loan, we invested those pesos excess to our current needs in short-term deposits with an international bank. We have since opened an account with a registered broker in Argentina and invested in a fund designed to preserve capital and mitigate foreign exchange risk. However, we are still exposed to foreign exchange risk in Argentina. We do not participate in the use of other financial instruments to mitigate other risks and have no other designated hedging transactions. Our board of directors approves and monitors the risk management processes. Our Board’s main objectives in managing these risks are to ensure liquidity, the fulfillment of obligations, the continued exploration of our mineral properties, and to limit risk exposure. A description of the types of risk exposure and the way in which such exposures are managed follows:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to its cash and short-term investments and our loan receivable. We maintain our Canadian and US cash in major chartered Canadian bank deposit accounts and major Canadian credit unions and in certain financial instruments such as bankers’ acceptances and term deposits. Our bank deposit account is insured by the Canadian Deposit Insurance Corporation up to $100,000 and funds in our credit union accounts are guaranteed by the provincial government of British Columbia. Our Canadian dollar bank account balance, at times, may exceed federally insured limits. We maintain our Argentinean pesos in an Argentinean bank deposit account and short term deposits with an international bank or invested with an international registered broker dealer. Our loan receivable was with an Argentine Mutual (it has now been repaid in full). We had no credit risk on our loan as it was entirely repaid subsequent to year-end. We believe our risk to be low with our funds invested in an international broker dealer. As part of our cash management process, management performs periodic evaluations of the relative credit standing of these financial institutions. We have not lost any cash and do not believe our cash is exposed to any significant credit risk.

As of the date of this MD&A, we had approximately $336,000 in U.S. cash, $29,000 in Canadian cash and approximately $3.3 million in $AR (Argentine Pesos) of which $AR 3.2 million was invested with an international broker dealer.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk through the management of our capital structure, more specifically, the issuance of new common shares or other securities, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account our holdings of cash and potential equity financing opportunities. We believe that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

Foreign Exchange Risk

We are subject to foreign exchange risk for purchases denominated in foreign currencies. We operate our business in Argentina and Canada and we are exposed to foreign currency risk due to the fluctuation between the currencies in which we operate and the United States Dollar (“USD), which is our functional currency. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the USD. We monitor our foreign currency balances and make adjustments based on anticipated need for foreign currencies. The USD has strengthened over the past 12 months with more strength pronounced during the fourth quarter and subsequent to year-end. This has resulted in a decrease in our expenses as most of our expenses in Canada are paid in Canadian dollars and not related to the value of the USD. Although all of our expenses in Argentina are paid in Argentine pesos, the majority of these expenses are linked to the value of the USD.

At January 31, 2015, we were exposed to exchange risk through the following assets and liabilities denominated in currencies:

	Argentine	CDN
	Peso	Dollar
Cash and cash equivalents	182,445	$54,997
Short-term investments	4,128,905	-
Receivables	9,488	863
Accounts payable	(170,081)	(7,335)
Long term debt	(246,778)	-
Net Exposure	3,903,979	$48,525

As a result of the strengthening of the U.S. Dollar against the Argentinian Peso and the CDN Dollar, we experienced a foreign exchange loss of $32,004 during the year (foreign exchange loss: 2014- $283,632; 2013: foreign exchange gain-$108,848).

Based on the above net exposures, and assuming that all other variables remain constant, a 10% change in the value of the Argentinian Peso and the CDN Dollar against the U.S. Dollar would have resulted in an increase/decrease of approximately $48,976 in the net loss for the year ended January 31, 2015. The sensitivity analyses included in the table above should be used with caution as the results are theoretical, based on our best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, we made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on the net loss to us.

As a result of the July 2, 2013 $4.7 million financing, of which 50% was in Argentina pesos, exposure to the Argentine peso has been significant and management has used various risk mitigation strategies in an attempt to limit our exposure.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As our cash is held in non-interest bearing bank accounts and fixed rate interest bearing cash equivalents or short-term investments, we consider the interest rate risk to be limited.

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. Our operations are all related to the minerals and mining industry. A reduction in mineral prices or other disturbances in the minerals market could have an adverse effect on our operations.

Commodity Price Risk

Our profitability is dependent upon many factors, but two key factors are the metal prices for gold and silver. Gold and silver prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and political and economic conditions of major gold and silver countries throughout the world. A reduction in mineral prices or other disturbances in the minerals market could have an adverse impact upon our operations.

Disclosure of Outstanding Share Data

As of the effective date of this MD&A, we had 88,941,317 common shares issued and outstanding, 19,436,706 common share purchase warrants and 4,395,000 stock options as described in further detail in notes 12 and 17 to our financial statements. At the effective date of this MD&A, if all of our stock options and share purchase warrants were exercised, a total of 112,773,023 common shares would be issued and outstanding.

Risk Factors

An investment in our common stock involves a number of significant risks. You should carefully consider the following material risks and uncertainties known to us at the effective date of this MD&A in addition to other information in this annual MD&A in evaluating our company and our business before making any investment decision about our company. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. You should invest in our common stock only if you can afford to lose your investment.

Risks Associated with Our Company

We have a limited operating history on which to base an evaluation of our business and prospects and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

Although we have been in the business of exploring mineral resource properties since 2002, we have not yet located any mineral reserve and we have never had any revenues from our operations. In addition, our operating history has been restricted to the acquisition and exploration of our mineral properties and this does not provide a meaningful basis for an evaluation of our prospects if we ever determine that we have a mineral reserve and commence the construction and operation of a mine. We have no way to evaluate the likelihood of whether our mineral properties contain any mineral reserve or, if they do, that we will be able to build or operate a mine successfully. We anticipate that we will continue to incur operating costs without realizing any revenues during the period when we are exploring our properties. We therefore expect to continue to incur significant losses into the foreseeable future. If we are unable to generate significant revenues from mining operations and any dispositions of our properties, we will not be able to continue operations, our business will fail and you could lose your entire investment.

We conduct mineral exploration in foreign countries which have special risks which could have a negative effect on our operations and valuation.

Our exploration operations are conducted primarily in Argentina. Foreign countries can experience economic instability associated with unfavourable exchange rates, high unemployment, inflation and foreign debt. These factors could pose serious potential problems associated with our ability to raise additional capital which will be required to explore and/or develop any of our mineral properties. For example, official government projections of inflation in Argentina for calendar 2015 are around 12%. However unofficial projections place this figure at closer to 24%. Inflation of this magnitude would impact the cost of carrying out our business plans in Argentina. Developing economies have additional risks, including: foreign exchange controls, changes to or invalidation of government mining laws and regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war; and lack of a stable economic climate.

On October 26, 2011 the Federal Government of Argentina announced that future export revenues derived from mining operations must be repatriated to Argentina and converted to Argentine currency prior to being distributed either locally or back overseas. The distribution of earnings back overseas would require Argentine currency to be reconverted to foreign currency for repatriation. This overturns the benefits provided in 2002 and 2003-04 to all Argentinean oil and mining companies, respectively, that exempted them from the currency repatriation laws that apply to all other primary producers in the country. Although we do not currently derive any revenue from the export of any commodities, this requirement to repatriate earnings from future exports could have an adverse effect on our ability to exploit any minerals on any of our properties.

In July 2013 the Provincial government in the Province of Santa Cruz approved a new 1% tax on the value of declared reserves in the ground for mining and exploration companies. Some of these companies filed legal actions alleging that this new tax is invalid, while others have paid the tax under protest. Whether this tax will survive the legal and political challenges remains to be seen, and our Pingüino property, which is located in the Province of Santa Cruz, does not currently have any reported reserves. However, if we were to discover a reserve at Pingüino and if this tax is not repealed, this could have an adverse impact on our ability to develop the property.

Continuing Inflation in Argentina may have an adverse effect on our Capital and on the Argentine Economy.

The devaluation of the Argentine Peso since January 2002 has created pressures on the domestic price system that generated high inflation throughout 2002, before inflation substantially stabilized in 2003. In the fiscal years 2010, 2011, 2012, 2013 and 2014, inflation according to the INDEC was 11.0%, 9.7%, 9.9%, 10.5% and 23.9% respectively, in part due to actions implemented by the Argentine government to control inflation, including limitations on exports and price arrangements agreed upon with private companies. The uncertainty surrounding future inflation may impact the country’s growth.

Continued high inflation will adversely affect economic activity, employment, consumption and interest rates in Argentina while devaluing the Peso. In addition, the devaluation of the Peso will decrease the level of economic activity in the country. If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted and our business could be adversely affected.

The figures for our estimated resource are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, resource figures presented in our filings with securities regulatory authorities including the SEC, press releases and other public statements that may be made from time to time are based upon estimates made by independent geologists. When making determinations about whether to advance any of our projects to development, we must rely upon such estimated calculations as to the mineralised material and grades of mineralisation on our properties. Until ore is actually mined and processed, mineralised material and grades of mineralisation must be considered as estimates only.

These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. We cannot assure you that mineralisation estimates will be accurate or that mineralisation can be mined or processed profitably.

Any material changes in mineral estimates and grades of mineralisation will affect the economic viability of placing a property into production and such property's return on capital. There can be no assurance that minerals recovered in small scale tests will be recovered in large-scale tests under on-site conditions or in production scale. The estimates contained in our public filings have been determined and valued based on assumed future prices, cut-off grades and operating parameters that may prove to be inaccurate. Extended declines in market prices for gold and/or silver may render portions of our mineralisation estimates uneconomic and result in reduced reported mineralisation or adversely affect the commercial viability of one or more of our properties. Any material reductions in estimates of mineralisation, or of our ability to extract this mineralisation, could have a material adverse effect on our results of operations or financial condition.

Title to mineral properties can be uncertain, and we are at risk of loss of ownership of one or more of our properties.

Our ability to explore and operate our properties depends on the validity of our title to that property.

Under Argentinean Law, concessions are granted by provincial governments for unlimited periods of time, subject to a mining fee and the filing of a minimum investment plan and compliance with a one-off minimum investment in the concession equal to 300 times the relevant mining fee over a five year period. Failure to comply with these conditions may result in the termination of the concession. Uncertainties inherent in mineral properties relate to such things as the sufficiency of mineral discovery, proper posting and marking of boundaries, assessment work and possible conflicts with other claims not determinable from public record. We have not obtained title opinions covering our entire property, with the attendant risk that title to some claims, particularly title to undeveloped property, may be defective. There may be valid challenges to the title to our property which, if successful, could impair future development and/or operations.

We remain at risk in that the mining claims may be forfeited either due to failure to comply with statutory requirements as to location and maintenance of the claims or challenges to whether a discovery of a valuable mineral exists on every claim.

Risks Relating to Our Common Stock

Our stock price has historically been volatile, and as a result you could lose all or part of your investment.

The market price of our common stock has fluctuated significantly and may decline in the future. The annual high and low sale prices of our common stock for the last five fiscal years ended January 31, 2015 are as follows:

	OTCQB/OTCBB (US Dollars)		TSX Venture Exchange (Canadian Dollars)
	High	Low	High	Low
January 31, 2015	$0.10	$0.02	$0.12	$0.03
January 31, 2014	$0.29	$0.08	$0.31	$0.07
January 31, 2013	$0.59	$0.19	$0.59	$0.19
January 31, 2012	$1.73	$0.28	$1.69	$0.26
January 31, 2011	$1.07	$0.43	$1.05	$0.45
January 31, 2010	$1.01	$0.19	$1.12	$0.25

The fluctuation of the market price of our common stock has been affected by many factors that are beyond our control, including changes in the worldwide price for gold and silver, political risks in Argentina, results from our exploration or development efforts and the other risk factors discussed herein.

Our stock is a penny stock. Trading of our stock may be restricted by the SEC’s penny stock regulations and the FINRA’s sales practice requirements, which may limit a US stockholder’s ability to buy and sell our stock.

Our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common stock.

In addition to the “penny stock” rules promulgated by the Securities and Exchange Commission, the U.S. Financial Industry Regulatory Authority has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the Financial Industry Regulatory Authority believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers in the United States. The Financial Industry Regulatory Authority requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

Risks Associated With Mining

All of our properties are in the exploration stage. There is no assurance that we can establish the existence of any mineral reserve on any of our properties. Unless and until we can do so, we cannot earn any revenues from operations and if we do not do so we may lose all of the funds that we have spent on exploration. If we do not discover any mineral reserve, our business may fail.

Despite exploration work on our mineral properties, we have not established that any of them contain any mineral reserve, nor can there be any assurance that we will be able to do so. If we do not, our business may fail.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the resource to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

Mineral operations are subject to applicable law and government regulation. Even if we discover a mineral resource in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of that mineral resource. If we cannot exploit any mineral resource that we discover on our properties, our business may fail.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that we will be able to obtain or maintain any of the permits required for the continued exploration of our mineral properties or for the construction and operation of a mine on our properties at an economically viable cost. If we cannot accomplish these objectives, our business could fail. Although we believe that we are in compliance with all material laws and regulations that currently apply to our activities, we can give no assurance that we can continue to remain in compliance. Current laws and regulations could be amended and we might not be able to comply with them, as amended. Further, there can be no assurance that we will be able to obtain or maintain all permits necessary for our future operations, or that we will be able to obtain them on reasonable terms. To the extent such approvals are required and are not obtained, we may be delayed or prohibited from proceeding with planned exploration or development of our mineral properties.

If we establish the existence of a mineral reserve on any of our properties, we will require additional capital in order to develop the property into a producing mine. If we cannot raise this additional capital, we will not be able to exploit the reserve and our business could fail.

If we discover a mineral reserve on any of our properties, we will be required to expend substantial sums of money to establish the extent of the reserve, develop processes to extract it and develop extraction and processing facilities and infrastructure. Although we may derive substantial benefits from the discovery of a reserve, there can be no assurance that any reserve established would be large enough to justify commercial operations, nor can there be any assurance that we will be able to raise the funds required for development on a timely basis. If we cannot raise the necessary capital or complete the necessary facilities and infrastructure, our business may fail.

Mineral exploration and development is subject to extraordinary operating risks. We do not currently insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which would have an adverse impact on our company.

Mineral exploration, development and production involve many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Our exploration and development activities will be subject to all of the hazards and risks inherent in these activities. If we discover a mineral reserve, our operations could be subject to all of the hazards and risks inherent in the development and production of a mineral reserve, including liability for pollution, cave-ins or similar hazards against which we cannot insure or against which we may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. While we currently carry insurance for our exploration and development activities we cannot guarantee that an event will not occur that is either not insurable or has not been adequately covered by existing insurance policies. Similarly for operations we do not currently maintain any insurance coverage against these operating hazards nor can we guarantee that if we commence operations that all hazards can be or will be adequately covered by insurance other than on a best efforts basis. The payment of any liabilities that may arise from any such occurrence would likely have a material adverse impact on our company.

Fluctuating precious metals and gold and silver prices could negatively impact our business.

The potential for profitability of our mining properties is directly related to the market price of gold and silver. The price of gold and silver may also have a significant influence on the market price of our common stock. The market price of gold and silver historically has fluctuated significantly and is affected by numerous factors beyond our control. These factors include supply and demand fundamentals, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and other currencies, interest rates, gold and silver sales and loans by central banks, forward sales by metal producers, accumulation and divestiture by exchange traded funds, global or regional political, economic or banking crises, and a number of other factors. The market price of silver is also affected by industrial demand. The selection of a property for exploration or development, the determination to construct a mine and place it into production, and the dedication of funds necessary to achieve such purposes are decisions that must be made long before the first revenues, if any, from production will be received. Price fluctuations between the time that such decisions are made and the commencement of production can have a material adverse effect on the economics of a mine.

The volatility of mineral prices represents a substantial risk which no amount of planning or technical expertise can fully eliminate. In the event gold and silver prices decline and remain low for prolonged periods of time, we might be unable to develop our properties, which may adversely affect our results of operations, financial performance and cash flows.

The mining industry is highly competitive and there is no assurance that we will continue to be successful in acquiring mineral claims. If we cannot continue to acquire properties to explore for mineral resources, we may be required to reduce or cease operations.

We may compete with other exploration companies looking for mineral resource properties. Some of these other companies possess greater financial resources and technical facilities. This competition could adversely affect our ability to acquire suitable prospects for exploration in the future. Accordingly, there can be no assurance that we will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations. While we may compete with other exploration companies in the effort to locate and acquire mineral resource properties, we do not believe that we will compete with them for the removal or sales of mineral products from our properties if we should eventually discover the presence of them in quantities sufficient to make production economically feasible. Readily available markets exist worldwide for the sale of mineral products. Therefore, we will likely be able to sell any mineral products that we identify and produce.

Risks Relating to our 2011 Merger and Continuation

We may still be treated as a U.S. corporation and taxed on our worldwide income after the merger and continuation.

The merger and continuation of our company from the State of Delaware to the Province of British Columbia, Canada is considered a migration of our company from the State of Delaware to the Province of British Columbia, Canada. Certain transactions whereby a U.S. corporation migrates to a foreign jurisdiction can be considered by the United States Congress to be an abuse of the U.S. tax rules because thereafter the foreign entity is not subject to U.S. tax on its worldwide income. Section 7874(b) of the Internal Revenue Code of 1986, as amended (the “Code”), was enacted in 2004 to address this potential abuse. Section 7874(b) of the Code provides generally that certain corporations that migrate from the United States will nonetheless remain subject to U.S. tax on their worldwide income unless the migrating entity has substantial business activities in the foreign country to which it is migrating when compared to its total business activities.

If Section 7874(b) of the Code applied to the migration of our company from the State of Delaware to the Province of British Columbia, Canada, our company would continue to be subject to United States federal income taxation on its worldwide income. Section 7874(b) of the Code could apply to our migration unless we had substantial business activities in Canada when compared to our total business activities.

We may be classified as a Passive Foreign Investment Company as a result of the merger and continuation.

Sections 1291 to 1298 of the Code contain the Passive Foreign Investment Company (“PFIC”) rules. These rules generally provide for punitive treatment of “U.S. holders” of PFICs. A foreign corporation is classified as a PFIC if more than 75% of its gross income is passive income or more than 50% of its assets produce passive income or are held for the production of passive income.

Because most of our assets after the merger and continuation are in cash or cash equivalents and shares of our wholly-owned subsidiary, SCRN Properties Ltd., we may in the future be classified as a PFIC. If we are classified as a PFIC, then the holders of shares of our company who are U.S. taxpayers may be subject to PFIC provisions which may impose U.S. taxes, in addition to those normally applicable, on the sale of their shares of our company or on distribution from our company.